Discovery Laboratories, Inc.
200 Kelly Road, Suite 100
Warrington, PA 18976-3622

CONFIDENTIAL

VIA EDGAR

June 14, 2013

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Discovery Laboratories, Inc.
Registration Statement on Form S-3
Filed April 15, 2013
File No. 333-187934

Dear Mr. Riedler:

By letter dated April 24, 2013 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form S-3 (the “Registration Statement”) filed by Discovery Laboratories, Inc. (the “Company”) on April 15, 2013,

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

Form S-3

General

1.	We note that you filed a request for confidential treatment on March 18, 2013. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until we have resolved all outstanding issues on your confidential treatment request.

The Company has submitted a revised confidential treatment request (the “Revised Request”) to the Staff and has received oral confirmation that the Staff has no further comments on the Company’s revised confidential treatment request. A current report on Form 8-K/A was filed on June 14, 2013 to refile the relevant exhibits with revised redactions that conformed to the Revised Request.

Information Incorporated by Reference, page 19

2.	We note that your registration statement incorporates by reference your annual report on Form 10-K for the year ended December 31, 2012. This filing does not contain the Part III information that is required by Form 10-K. Please amend your Form S-3 filing, amend your Form 10-K filing, or file your proxy statement to include the required Part III information. Your filing must be complete before we take final action on the registration statement.

On April 30, 2013 the Company filed its definitive proxy statement, which included the required Part III information.

*            *            *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (215) 488-9347 or Ira L. Kotel at our counsel, Dentons US LLP, at (973) 912-7177.

Sincerely,

/s/ Mary B. Templeton
Mary B. Templeton
Senior Vice President, General Counsel
and Corporate Secretary

cc: Ira L. Kotel